

September 27, 2011

Via E-mail
Wilmer L. Tinley, Jr.
Interim Chief Financial Officer
Virginia Commerce Bancorp, Inc.
5350 Lee Highway
Arlington, VA 22207

> **Re:** **Virginia Commerce Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 8, 2011**
> **File No. 0-28635**

Dear Mr. Tinley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 1. Financial Statements

Consolidated Balance Sheets, page 3

1. Please revise your future filings to disaggregate your available-for-sale and held-to-maturity securities. Refer to ASC 320-10-45.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

<u>Non-GAAP Presentation, page 25</u>

2. Please revise your future filings to change the name of your non-GAAP measure to more accurately reflect its content. In this regard, the use of the word "core" implies you are referring to your most central or essential operations and results. Removal of the provision for loan losses from net income to arrive at "core" earnings implies that credit losses are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, perhaps eliminating the use of the word "core" in its entirety in the title.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact David Irving at (202) 551-3321 or me at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Hugh West

                                        Hugh West
                                        Branch Chief